Exhibit 99.1

Descartes Acquires BearWare, Inc.
Strengthens Mobile Platform with Carton-Level Tracking for Retailers and Logistics Service Providers

WATERLOO, Ontario, July 22, 2015 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce via the Global Logistics Network (GLN), announced that it has acquired BearWare, Inc. (“BearWare”), a leading US-based provider of mobile solutions to improve collaboration between retailers and their logistics service providers.

For over 25 years, BearWare has been helping retailers and their logistics service providers collaborate on store shipments. BearWare’s system leverages mobile technologies to scan cartons at each point from the distribution centers through to the store front. This carton-level tracking complements shipment-level tracking and helps pro-actively identify potential inventory replenishment for each store, reduces theft and claims for lost cartons, and streamlines shipment payment. It also supports pool distribution, which helps retailers to reduce logistics costs and minimize store disruptions by eliminating unconsolidated direct shipments from suppliers and retailer distribution centers into the stores. The BearWare system is being used by leading retailers, including L Brands, Restoration Hardware and GNC to save money, support loss prevention programs and improve delivery operations effectiveness.

"Traditional retail distribution systems are not set up to handle plan versus actual tracking at the carton level,” said Ken Wood, Executive Vice President Product Management at Descartes. "BearWare’s platform and team of domain experts is unique in the market, helping its customers track more than 120 million cartons a year. The combination complements Descartes’ recent investment in Airclic and further strengthens our Routing, Mobile, and Telematics platform.”

“Omni-channel retailing is putting tremendous pressure on retailers to leverage their assets more effectively and be responsive to the market,” said Edward J. Ryan, Descartes’ CEO. “The BearWare solution provides retailers with another way to move their goods efficiently through the supply chain to help ensure that they have the right goods, in the right location, at the right time and for the lowest cost.”

BearWare is headquartered in Cleveland, Ohio. The purchase price for the acquisition was approximately US $11.25 million which was satisfied in cash. Descartes intends to provide further information relating to the acquisition in its public conference call relating to its second quarter fiscal 2016 (Q2FY16) financial results, currently anticipated to be in early September 2015. The acquisition is not expected to contribute materially to Descartes' revenues or Adjusted EBITDA for Q2FY16.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 220,000 connected parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating

The Descartes Systems Group Inc. |  TSX: DSG |  NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About BearWare

For more information about BearWare, visit http://www.bearwareinc.com/.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |  TSX: DSG |  NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com